United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Offerpad Solutions Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67623L109

(CUSIP Number)

Brian Bair

c/o Offerpad Solutions Inc.

2150 E. German Road, Suite 1

Chandler, Arizona 85286

(844) 388-4539

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Brian Bair
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,688,800
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,688,800
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,688,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Offerpad Solutions Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Class B Common Stock Conversion

On June 8, 2023, the Reporting Person voluntarily converted (the “Class B Conversion”) 14,816,236 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 18,688,800

•	Percent of Class: 4.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 18,688,800

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 18,688,800

•	Shared power to dispose or direct the disposition of: 0

As a result of the Class B Conversion, the above amount consists of (i) 11,950,620 shares of Class A Common Stock held of record by Mr. Bair, (ii) 2,885,690 shares of Class A Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of June 9, 2023 held of record by Mr. Bair, (iii) 893,016 shares of Class A Common Stock held of record by The BBAB Living Trust, and (iv) 2,959,474 shares of Class A Common Stock held of record by The BBAB 2021 Irrevocable Trust.

Amendment No. 1 inadvertently attributed the ownership of 12,416,146 shares of Class A Common Stock to Mr. Bair and 2,648,229 shares of Class A Common Stock to The BBAB 2021 Irrevocable Trust. In addition, Amendment No. 1 misallocated 14,504,991 shares of Class B Common Stock to Mr. Bair directly and 311,245 shares of Class B Common Stock to The BBAB 2021 Irrevocable Trust. The actual allocation of such shares was 11,856,762 and 2,959,474, respectively.

The above percentage is based on 408,386,229 shares of Class A Common Stock outstanding as of June 8, 2023, based on information provided by the Issuer.

(c)	Except as described in Item 4 of this Amendment No. 2, the Reporting Person has not effected any transactions in Class A Common Stock during the past 60 days.

(d)	None.

(e)	As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2023

By:	/s/ Brian Bair
Name:	Brian Bair